

July 20, 2012

Via E-mail
Mr. Rajat Rai
Chief Executive Officer
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, IL 60045

> **Re:** **Akorn, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 10, 2012**
> **Form 8-K Dated February 28, 2012**
> **Filed March 5, 2012**
> **Form 8-K Dated December 22, 2011**
> **Filed December 30, 2011**
> **File No. 001-32360**

Dear Mr. Rai:

We have reviewed your June 18, 2012 letter responding to our May 30, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.   In many of your responses you provide what appears to be proposed revised disclosure to be included in future filings; however, you do not consistently indicate your intent to do so. Please confirm for us your intent to include all proposed revised disclosures in future periodic reports.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

2.   We acknowledge your response to our prior comment 2. With respect to the revenue
        growth attributable to new products and the re-launch of dormant products to capitalize
        on market opportunities, please expand your proposed revised disclosure to discuss more
        fully the drug shortage trend. Your disclosure should include a discussion of the nature
        and causes of this market shortage, management's assessment of this trend, similar to that
        which you included in response to our prior comment 1, further details of the estimated
        impact on the company's financial results attributed to this trend, and the expected
        duration of this trend, as you have disclosed in your March 6, 2012 earnings call. Please
        see Item 303(a)(3)(ii) and (iii) of Regulation S-K.

Notes to Consolidated Financial Statements
Note C – Allowance for Customer Deductions, page 48

3.   Please revise your proposed disclosure provided in response to prior comment 8 to
        indicate that you record the estimated promotion reduction to revenue at the later of the
        date which the revenue is recognized or the date the sales incentive is offered under ASC
        605-50-25-3. Otherwise, please explain how your accounting complies with this
        guidance.

Note F – Financing Arrangements
Convertible Notes, page 49

4.   We acknowledge your response to prior comment 9. As previously requested, please
        provide us proposed revised disclosure that is consistent with your response that clarifies
        where your notes are traded.

Note Q – Business Combinations and Other Strategic Investments, page 62

5.   Please revise your proposed disclosure provided in response to prior comment 11 to
        address the following comments:
        •   In the third sentence you continue to use the term "allocation" of fair value which is a
            concept of the purchase method. Under the acquisition method fair values are
            determined and assigned to all assets acquired and liabilities assumed, with limited
            exceptions. Please revise your proposed disclosure to remove the use of the
            allocation concept.
        •   Also in the third sentence you indicate your reliance on third party valuations in
            determining the fair value of assets acquired and liabilities assumed. To the extent
            you rely on specific third party valuation firms for each of your material acquisitions,
            please revise your disclosure to identify the firm and include their consent in each
            filing incorporated into a registration statement. Please see Question 233.02 of the
            Compliance and Disclosure Interpretations for the Securities Act Rules. Otherwise,
            please revise your proposed policy disclosure, consistent with this CDI, to clarify that

you take full responsibility for the determination of the fair value of assets acquired and liabilities assumed and to clarify how you utilize third party valuation firms in making this determination.

6.   We acknowledge your response to prior comment 12. Please address the following additional comments:
   - Please revise your proposed disclosure for the AVR acquisition to remove reference to the allocation of purchase price.
   - Please revise your proposed disclosure for all your acquisitions to clearly disclose the acquisition-date fair value of total consideration transferred as required by ASC 805-30-50-1b. Please exclude from the total consideration transferred the fair value of liabilities assumed in your acquisitions as these liabilities are not consideration you transferred.
   - Please revise your proposed disclosure for all your acquisitions to include your liabilities assumed with the assets you acquired under ASC 805-20-50-1c. See Example 5 at ASC 805-10-55-37 through 55-49.

Form 10-Q for the Quarterly Period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements
Note 13 – Business Combinations, page 17

7.   We acknowledge your response to prior comment 13. It is apparent from your response that you paid at least $1.6 million of the taxes and duties directly to the taxing authority in India. It is also apparent from Section 17.7 of your Business Transfer Agreement filed as Exhibit 2.1 of your Form 8-K filed on October 6, 2011 that you were obligated to pay these taxes and duties. Although you indicate in your response your belief that the payment of the stamp duties to a tax collector rather than the seller is irrelevant, we believe that the concept of consideration transferred represents that conveyed to the seller. ASC 805-30-30-7 indicates that consideration transferred includes liabilities incurred by the acquirer to former owners of the acquiree. In addition, although you represent that examples of transaction costs in ASC 805-10-25-23 represent only costs that precede the acquisition, extend for a period of time and help lead up to effecting the business combination, the list of examples is not all inclusive. It appears that, without incurring these duties, you would not have been able to effect the business combination. As a result, it appears that the inclusion of these duties in the consideration transferred is inappropriate. Please amend your filing to restate your financial statements or provide us your materiality analysis, consistent with the guidance in SAB 1:M, supporting why such a restatement is not warranted.

Forms 8-K Dated February 28, 2012 and December 22, 2011
Item 9.01. Financial Statements and Exhibits

8.   We acknowledge your responses to comments 16 and 17. Please tell us when you intend to file amendments with the required financial information and explain to us why you have not yet filed these amendments.

Please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Daniel Greenspan, Legal Branch Chief, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant